Points International Reports Preliminary Full Year 2018
Financial Results

- Gross Profit to be in Upper Half and Adjusted EBITDA at Highest End of 2018 Guidance Range -

- Full Q4 & 2018 Financial Results to be Issued on March 6, 2019 -

- Points to Host Investor Day in Toronto on March 28th -

TORONTO – January 24, 2019 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is providing a preliminary update on its 2018 financial results, as well as details regarding future investor events.

“2018 was another strong year for Points with gross profit expected to be at the upper half and adjusted EBITDA expected to be at the highest end of our previously issued 2018 outlook, which had gross profit up 10% to 20% and adjusted EBITDA up 30% to 40% from 2017,” said Rob MacLean, CEO of Points International. “These results were driven by continued execution of our three core growth drivers - closing new program relationships, expanding current partnerships through cross selling new services and focusing on data-driven performance of in-market services.

“Our final Q4 and full year 2018 results will be reported on March 6th. At that time, we will also comment on our 2019 outlook for continued growth and introduce a new three-year strategic outlook aimed at providing investors with greater transparency on our business’ strong long-term growth prospects.”

Additionally, Points is introducing a new method to address questions on its earnings conference calls. In addition to answering live questions from its covering analysts, Points encourages investors to submit questions that they would like management to address during the call via email to IR@points.com by March 5, 2019 at 5:00 p.m. Eastern time. During the conference call, management will respond to appropriate and common themes submitted online.

Further, Points management will be hosting an investor day in Toronto to discuss its short and long term outlook. The investor day will be held on March 28, 2019, with more details to follow in the coming weeks. For more information or to request an invitation, please contact Points’ investor relations team at IR@points.com.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, including the expected launch of announced products and partner relationships, potential for growth in revenue and gross margin, and our guidance for 2018 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Sean Mansouri or Cody Slach
Liolios
1-949-574-3860
IR@points.com